July 4, 2013

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC comments letter dated June 21st, 2013, regarding Cellcom Israel Ltd. Form 20-F for the Fiscal year ended December 31, 2012

Dear Mr. Spirgel:

Cellcom Israel Limited (the “Company”) has received the Staff’s comments contained in a letter to the Company dated June 21, 2013. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before the Company’s responses.

Form 20-F for the Year ended December 31, 2012
Item 5. Operating and Financial Review and Prospects, page 95
Results of Operations – Comparison of 2010, 2011 and 2012, page 102

1.
Please provide a separate discussion of the results of operations of each of your reportable segments, including their respective EBITDA, in addition to a discussion of your consolidated results of operation. Please provide us your proposed disclosure. In this regard your letter dated September 20, 2012 stated you will address your segment information, consistent with those disclosed in your financial statements under IFRS 8.

1.
As we stated in our letter dated September 20, 2012, we provided our segment information, consistent with those disclosed in the Company's financial statements under IFRS 8. On page 103 we provided the tables of the reconciliation of EBITDA with net income by segments, similar to those provided in Note 6 to the Company's financial statements (page F-27). However, as the Staff notes, in the following pages we addressed Netvision's results within the discussion of the consolidated results and did not break out the discussion separately. We did that because, as noted in that discussion, the increase in Netvision's contribution to revenues and operating costs was mainly due to the consolidation of Netvision's results for September through December 2011 only in 2011 (following the completion of the acquisition of Netvision on August 31, 2011), while in 2012 we consolidated Netvision's results for the full year (referred thereafter as "difference in the period of consolidation of Netvision's results"). In future filings, which will relate to similar periods of consolidation, we will provide further separate detailed discussion about revenues and EBITDA, of each of our operating segments, consistent with the proposed disclosure set out below (with the numbers and trend explanations to be revised to reflect actual results):

Segment Discussion

We operate in two operating segments -

Cellcom, which includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries. Cellcom mainly operates and maintains cellular networks, provides cellular communications services and sells cellular handsets and other equipment.

Netvision, which includes Netvision Ltd. and its subsidiaries. Netvision provides internet connectivity services (ISP) and additional telephony services such as international calling, landline telephony and teleconferencing services.

We measure revenues and EBITDA on an operating segment basis. The following is a discussion of our revenues and EBITDA for our two operating segments.

Cellcom

Revenues for Cellcom in 2012 totaled NIS 4,891 million (including inter-segment revenues), compared to revenues of NIS 6,132 million in 2011.  The decrease was primarily due to a decline in service revenues of 18.2%, due to the ongoing erosion in the price of cellular services, resulting from the increased competition in the market intensified further by the entry of new operators to the Israeli cellular market.  In addition equipment revenues declined by 25.6% primarily due to an approximately 37% decrease in the number of cellular handsets sold in 2012, as compared with 2011, due to regulatory changes, which led to the entry of many competitors to the cellular handsets market, partially offset by a significant increase in revenues from sale of tablets in 2012 compared with 2011.

Cellcom generated EBITDA of NIS 1,470 million in 2012 compared to EBITDA of NIS 2,084 million in 2011, a 29.5% decrease.  The decrease was primarily due to the reduction in revenues as well as reduced margins due to the ongoing erosion in pricing for cellular services.

Netvision

Revenues for Netvision totaled NIS 1,134 million in 2012 (including inter-segment revenues), compared to revenues of NIS 400 million in 2011.  The increase was primarily due to the difference in the period of consolidation of Netvision's results.

Netvision's EBITDA totaled 283 million in 2012 compared to 83 million in 2011, primarily due to the difference in the period of consolidation of Netvision's results.

B. Liquidity and Capital Resources, page 110

2.
We note your disclosure in the third paragraph on page 111 where you state you believe your free cash flow together with your financial reserves will be sufficient to fund your anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months. Further, in the fourth paragraph on the same page, you also state it is possible that your Board of Directors’ estimate of your cash needs will be incorrect, or that events could occur that could increase your cash needs beyond anticipated; and if these events occur you may not have sufficient cash to cover these needs as a result of prior dividend payments and you would need to identify additional sources of financing. Please provide us with proposed disclosure and confirm you will clarify in future filings whether your belief regarding your free cash flow assumes no further dividend payments and whether such a belief would have to be qualified if there are subsequent dividend payments.

2.
The Company's board of directors doesn’t expect to declare dividends unless it is comfortable with the Company’s ability to fund its anticipated cash needs for working capital, capital expenditures and debt service for at least the next twelve months (although it should be noted that incorrect estimates of the company's needs or unanticipated events increasing its cash needs beyond anticipated, may lead to insufficient cash to cover the Company's needs, as a result of various expenditures previously made by the Company, including prior investments and expenses and dividend payments). We hereby confirm we will clarify in future filings whether our belief regarding our free cash flow assumes no further dividend payments and whether such a belief would have to be qualified if there are subsequent dividend payments. Proposed disclosure is set forth below, which disclosure will be revised for future periods to reflect actual facts (italics reflect changes to the disclosure in our Form 20-F for 2012):

“We believe that our free cash flow together with our financial reserves will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months, including the distribution of dividends, should our Board of Directors decide to reinstate dividend payments (after having suspended dividend declaration after the dividend declaration for the first quarter of 2012 in order to strengthen our balance sheet).  Our future capital requirements will depend on many factors, including level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products and any decision to reinstate dividends.  Our Board of Directors would not expect to reinstate dividends unless it believes that our cash flow and available reserves will be sufficient to fund our needs, including our dividends.

In February 2006, our board of directors adopted a policy to distribute each year at least 75% of our annual net income, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2012, in connection with the raising of additional debt, we undertook limitations on dividend distributions by our company. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and "B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus" and "B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus". In  respect of 2012, a dividend was declared for the first quarter only and our Board of Directors chose not to declare dividends for the second, third and fourth quarters given the intensified competition and substantial changes in pricing and in order to strengthen our balance sheet. It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of various expenditures previously made by the Company, including prior investments and expenses and prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing.  We may not be able to obtain such financing on acceptable terms or at all.”

Consolidated Financial Statements
Note 11 – Intangible Assets, page F-31

3.
We note that for the purpose of goodwill impairment testing and determining Netvision’s recoverable amount, you assumed an after-tax discount rate of 9.5% based on Netvision’s weighted cost of capital. Tell us how it complies with paragraphs 55-56 of IAS 36 which requires that the discount rate shall be pre-tax and is estimated from the rate implicit in current market transactions for similar assets or from the weighted average cost of capital of a listed entity that has a single asset (or a portfolio of assets) similar in terms of service potential and risks to the asset under review. Please advise or revise.

3.
In calculating the value in use of Netvision for the purpose of impairment testing under IAS 36, we used a valuation expert, which is one of the top valuation experts in Israel and specializes in the telecommunication industry. In order to calculate Netvision’s enterprise value, we discounted the post-tax future cash flows of Netvision, using post-tax discount rate (WACC) that is reflective of the discount rate that a market participant would use, and was based on past experience and a market participant's averaged weighted average cost of capital, which is based on a risk-free rate derived from long-term NIS denominated CPI- linked debentures, issued by the Israeli government, in addition to risk premium for normative debt leveraging in the industry, a risk premium for capital investments in enterprises similar to Netvision, estimates of the normative leverage ratio for the industry and the long-term corporate tax rate .

While paragraphs 55 and 56 of IAS 36 require that the discount rate shall be pre-tax, in practice, it is very common to use post-tax future cash flows and post-tax discount rates. One of the reasons it is so widely used is that all market participants take tax into account, which is implemented in market pricing. Therefore, it will be difficult to obtain market data that is pre-tax.

Please note that we disclosed the pre-tax discount rate in note 11B(1) to the Company's financial statements.

The above is also supported in the following literature:

1.
According to the “Working Draft of AICPA Accounting and Valuation Guide Testing Goodwill for Impairment”, released November 4, 2011, “Typically,  a discounted cash flow method uses after-tax cash flows and employs an after-tax discount rate. The use of pre-tax cash flows generally is inconsistent with how value ordinarily is measured in a discounted cash flow method. In any case, the cash flows and the discount rate used (after-tax or pre-tax) should be consistent, that is, pre-tax cash flows should not be used with after-tax discount rates and vice versa.” (Page 48, footnote no. 23)

2.	KPMG’s “Insights into IFRS, 9th Edition 2012-13” also refers to this issue:

3.10.310.10 IAS 36 prima facie requires value in use to be determined using pre-tax cash flows and a pre-tax discount rate. However, in practice it is more common to use post-tax cash flows and a post-tax discount rate such as WACC (see 3.10.300.40). While such an approach is acceptable, in our view challenges arise in following a post-tax approach appropriately so that the resulting value in use is consistent with the pre-tax principle. [IAS 36.50(b), 55]

In future filings, we will change our Intangible Assets note in order to clarify our disclosure regarding this issue. Proposed disclosure for future filings is set forth below:

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rates. These assumptions are as follows:

	Discount rate	Terminal value growth rate
2013

Netvision	XX%	XX%
 .
•	The discount rate and the terminal value growth rate are denominated in real terms.
•
Netvision has cash flows for 5 years, as included in its discounted cash flow model. The long-term growth rate has been determined as XX% which represents, among others, the natural population growth rate.

•
The discount rate is a post-tax measure estimated based on past experience, and a market participant's averaged weighted average cost of capital, which is based on a risk-free rate derived from long-term NIS denominated CPI- linked debentures, issued by the Israeli government, in addition to risk premium for normative debt leveraging in the industry, a risk premium for capital investments in enterprises similar to Netvision, estimates of the normative leverage ratio for the industry and the long-term corporate tax rate. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. The post-tax discount rate of XX% represents a pre-tax discount rate of XX%.

The estimated recoverable amount of Netvision exceeds its carrying amount by approximately NIS XXX million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2013

Discount rate	XX%
Terminal value growth rate	XX%

*         *           *

In connection with our responding to your comments, we hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Please do not hesitate to contact me at +972-52-9989735 if you have any further questions.

Sincerely,

/s/ Yaacov Heen
Yaacov Heen
Chief Financial Officer